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                                                                 EXHIBIT 99.6



                             [BOATMEN'S LETTERHEAD]

                                                               November 15, 1996

Dear Fellow Shareholder:

     We are pleased to invite you to attend a Special Meeting of Shareholders of Boatmen's Bancshares, Inc. to be held at 10:00 a.m. on December 20, 1996, at One Boatmen's Plaza, 800 Market Street, St. Louis, Missouri.

     In connection with this meeting, holders of Boatmen's Common Stock and holders of Boatmen's 7% Cumulative Redeemable Preferred Stock, Series B ("Boatmen's Series B Preferred Stock"), are being asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Boatmen's will merge with and into a subsidiary of NationsBank Corporation (the "Merger").

     For nearly 150 years, Boatmen's has provided excellent customer service and strong commitment to its communities. The Merger allows this tradition to continue with even greater focus on customer satisfaction and product innovation. Boatmen's shareholders have the opportunity, through the Merger, to align themselves with one of the premier financial institutions in the nation. The combination of Boatmen's and NationsBank will result in a company that ranks in size and profitability with the top companies in the world.

     In the Merger, each outstanding share of Boatmen's Common Stock will be converted into the right to receive 0.6525 of a share of NationsBank Common Stock or, at the election of the holder, an equivalent amount in cash (based on the average market value of such NationsBank Common Stock during a ten trading day period prior to the consummation of the Merger), subject to an aggregate maximum of 40% of the total consideration paid to holders of Boatmen's Common Stock in the Merger. In addition, in the Merger, each share of Boatmen's Convertible Preferred Stock, Series A ("Boatmen's Series A Preferred Stock") and Boatmen's Series B Preferred Stock will be converted into one share of a corresponding new series of NationsBank Preferred Stock having substantially identical terms as the relevant series of Boatmen's Preferred Stock. Each of the Boatmen's Depositary Shares, representing interests in Boatmen's Series A Preferred Stock, will be converted into one Depositary Share representing a comparable interest in the new NationsBank Series A Preferred Stock. It is expected that the Merger generally will be tax free to Boatmen's shareholders for federal income tax purposes, to the extent they receive stock rather than cash consideration.

     Based on the $95.125 last reported sale price per share of NationsBank Common Stock on the New York Stock Exchange Composite Transactions List on November 14, 1996, each share of Boatmen's Common Stock would have been converted into the right to receive NationsBank Common Stock having a market price of $62.069 at such time. The actual value of the NationsBank Common Stock to be received in exchange for Boatmen's Common Stock will depend on the market price of the NationsBank Common Stock at the time the Merger is consummated.

     Consummation of the Merger is subject to certain conditions, including obtaining the requisite approvals of Boatmen's and NationsBank's shareholders and appropriate regulatory authorities. As further described in the accompanying Joint Proxy Statement-Prospectus, the Board of Directors of Boatmen's has the right to terminate the Merger Agreement in certain circumstances involving a substantial decrease in the price of NationsBank Common Stock, unless NationsBank elects to increase the exchange ratio as provided in the Merger Agreement.

     BOATMEN'S SHAREHOLDERS ARE URGED TO READ CAREFULLY THE ACCOMPANYING JOINT PROXY STATEMENT-PROSPECTUS, INCLUDING THE APPENDICES THERETO, WHICH CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Copies of the Joint Proxy Statement-Prospectus are also being furnished to holders of shares of Boatmen's Series A Preferred Stock and related Depositary Shares, but such holders are not entitled to vote at the meeting.
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     Whether or not you personally attend the meeting, holders of Boatmen's
Common Stock and Boatmen's Series B Preferred Stock should complete, sign and date the enclosed proxy card and return it in the enclosed prepaid envelope as soon as possible. This action will not limit a holder's right to vote in person should such holder wish to attend the meeting and vote in person.

     THE BOARD OF DIRECTORS OF BOATMEN'S HAS APPROVED THE MERGER AGREEMENT AND BELIEVES THE MERGER IS FAIR TO, AND IS IN THE BEST INTERESTS OF, ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

                                          Sincerely,

                                          /s/ Andrew B. Craig, III
                                          Andrew B. Craig, III
                                          Chairman of the Board and
                                          Chief Executive Officer